07069426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2006, and December 31, 2005, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2006.

The Plan Financial Statements and Additional Information as of December 31, 2006 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:

Jay A. Lentz, Chairman Retirement Committee — June 25, 2007

Michael J. Massey, Member Retirement Committee — June 25, 2007

Ullrich E. Porzig, Member Retirement Committee — June 25, 2007

Douglas G. Boessen, Member Retirement Committee — June 25, 2007

Edward J. Schloesslin, Member Retirement Committee — June 25, 2007

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 20, 2007, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Kansas City, Missouri
June 20, 2007

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further discussed in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

Deloitte & Touche LLP

Kansas City, Missouri
June 20, 2007

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments at fair value (Note 3)	$181,942,450	$165,963,073
Receivables:		
Employer contributions	4,090,243	2,590,155
Employee contributions	464,939	154,171
Total assets	186,497,632	168,707,399
LIABILITIES -		
Accrued administrative expenses	113,941	165,113
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	186,383,691	168,542,286
Adjustments from fair value to contract value for fully benefit-responsive investment contacts	320,717	490,530
NET ASSETS AVAILABLE FOR BENEFITS	$186,704,408	$169,032,816

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Investment income:	
Interest	$ 402,692
Dividends	5,342,037
Net appreciation in fair value of investments	15,123,336
Contributions:	
Employee contributions	13,860,819
Employer contributions	4,103,593
Rollovers	408,876
Total additions	39,241,353
DEDUCTIONS:	
Benefits paid to participants	21,204,881
Administrative expenses	364,880
Total deductions	21,569,761
INCREASE IN NET ASSETS	17,671,592
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	169,032,816
End of year	$ 186,704,408

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company"). A Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 90 days (60 days effective January 1, 2006) of employment by the Company and attaining the age of 21. The Full-time Associate must complete one year of service (6 months of service effective January 1, 2006) to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service, working 1,000 hours during the year and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 75% of their pay, as defined by the Plan. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). Effective for the 2006 Plan year, the Company match is based on the greater of $.25 on the dollar of participants' contributions up to 5% of pay or 2½% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2006 contribution was determined to be $4,090,243. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the Plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions, up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, eleven mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans – Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2006 there were no forfeited nonvested accounts and at December 31, 2005 forfeited nonvested accounts totaled $82,573. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts and pay administrative expenses. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. During the Plan year 2006, $145,921 from forfeited nonvested accounts was used to pay Plan expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in mutual funds are stated at fair value. Quoted market prices are used to value the mutual funds. Investment in the company stock fund is stated at estimated fair value, which has been determined by the trustee and based on the unit values of the fund. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund with underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Individual participant accounts invested in the Company Stock fund and the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows.

	2006	2005
RiverSource Trust Income Fund II	$51,895,472	$50,904,805
Payless Common Stock Fund	31,950,924	27,782,759
RiverSource Trust Equity Index Fund I	26,079,914	24,938,913
PIMCO Total Return Fund	14,008,512	14,535,973
Artisan International Fund	11,528,822	

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Trust Funds	$ 5,848,014
Mutual Funds	1,490,157
Common Stock	7,785,165
	$ 15,123,336

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $364,880 for the year ended December 31, 2006. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan Sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 4, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$186,704,408	$169,032,816
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(320,717)	
Deemed distributed loans	(20,005)	(20,961)
Net assets available for benefits per the Form 5500	$186,363,686	$169,011,855
Increase in net assets per the financial statements	$ 17,671,592	
Deemed distributed loans - current year	(20,005)	
Deemed distributed loans - prior year	20,961	
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(320,717)	
Increase in net assets per the Form 5500	$ 17,351,831	

Deemed distributed loans were $20,961 at December 31, 2005. During the year ended December 31, 2006, $4,816 of the $20,961 loans that were deemed distributed met reasons for distribution from the Plan's net assets in the 2006 Plan year. There were $3,860 of additional deemed distributed loans for the year ended December 31, 2006. Therefore, deemed distributed loans at December 31, 2006, were $20,005.

8. SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended to remove the re-employment provision which enables a former member who is retired by the Company to become a member in the Plan on the first day of the calendar month after the employee becomes aware of his rehire.

Also effective January 1, 2007, the Plan was amended to specify that part-time associates will be eligible to participate in the Plan after completing one full year of employment and meeting the age requirement of 21 years of age as specified in the Plan.

Effective April 1, 2007, Wachovia Bank, National Association became the trustee of the Plan.

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	RiverSource Trust Income Fund II	Common/Collective Trust Fund 1,959,479 units	$ 51,895,472
*	RiverSource Trust Equity Index Fund I	Common/Collective Trust Fund 577,859 units	26,079,914
	PIMCO Total Return Fund	Mutual Fund 1,349,568 shares	14,008,512
	Oakmark Equity and Income Fund Class I	Mutual Fund 265,531 shares	6,871,937
	Growth Fund of America	Mutual Fund 162,507 shares	5,307,493
	T. Rowe Price Equity Income Fund	Mutual Fund 238,648 shares	7,040,113
*	RiverSource Mid Cap Growth Fund Class Y	Mutual Fund 534,157 shares	5,827,653
	Artisan International Fund	Mutual Fund 397,683 shares	11,528,822
	Alllianz (Formerly PIMCO) NFJ Small-Cap Value Fund	Mutual Fund 185,842 shares	5,807,558
	Templeton Foreign Fund Class A	Mutual Fund 231,361 shares	3,155,769
	Brown Capital Management Small Company Fund	Mutual Fund 51,649 shares	1,683,768
	Calamos Growth Fund	Mutual Fund 31,210 shares	1,682,207
	JP Morgan Mid Cap Value Fund	Mutual Fund 119,611 shares	3,106,308
*	Payless Common Stock Fund	Company Stock Fund 1,783,174 units	31,950,924
*	Participant Loans	Participant loans (maturity dates through January 2035 at interest rates from 5.0% to 10.5%)	5,996,000
			$ 181,942,450

* Party-in-interest.

END